SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 23, 2008

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan
Name: William Kwan
Title: Chief Financial Officer

Dated: May 23, 2008

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

RETIREMENT OF DIRECTOR

i-CABLE Communications Limited (the "Company") announces that Sir Gordon Ying Sheung Wu, an independent non-executive Director of the Company, ceased to be a Director of the Company upon his retirement from the board of Directors of the Company (the "Board") at the conclusion of the Company's Annual General Meeting held on 23 May 2008. He did not seek re-election because he considered his present personal and other business commitments have made it no longer appropriate for him to continue to serve on the Board.

The Board wishes to express its appreciation for Sir Gordon's valuable contribution during his tenure of office as a Director of the Company. Sir Gordon has confirmed that he has no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in respect of his retirement.

After the retirement of Sir Gordon, the Board comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

For i-CABLE COMMUNICATIONS LIMITED

Wilson W. S. Chan

Company Secretary

Hong Kong, 23 May 2008